Exhibit 99.29

Verses Increases Previously Announced Overnight Marketed & Private Placement Offering to $20 Million and Announces Pricing of Units and Special Warrants

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES FOR DISSEMINATION IN THE UNITED STATES

Vancouver, BC, – June 27, 2023 – Verses AI Inc. (“Verses” or the “Company”) (NEO: VERS) (OTCQX:VRSSF) (“Verses” or the “Company”), is pleased to announce that it has priced the previously announced underwritten overnight marketed offering of units (the “LIFE Units”) of the Company, for aggregate gross proceeds of $10 million (the “LIFE Offering”), and the agency basis private placement of special warrants (the “Special Warrants”) of the Company, each exercisable for one unit of the Company (each, an “Equity Unit”, and together with the LIFE Units, the “Units”) at no additional cost, for aggregate gross proceeds of $10 million (the “Private Placement”, and together with the LIFE Offering, the “Offering”) and has increased the amount of the Offering by aggregate gross proceeds by $7 million, for total aggregate gross proceeds of $20 million. In connection with the Offering, the Company has engaged Canaccord Genuity Corp., acting as sole bookrunner, and ATB Capital Markets Inc., as co-lead underwriters and co-lead agents (collectively, the “Broker Dealers”), on behalf of a syndicate consisting of Cormark Securities Inc., Haywood Securities Inc. and PI Financial Corp. (collectively, the “Underwriters” or the “Agents”, as applicable). The Company has also engaged Marathon Capital Markets to act as the Company’s financial advisor in respect of the Offering.

Each Unit will consist of one Class A Subordinate Voting share of the Company (a “Share”) and one-half of one Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one Share (each, a “Warrant Share”) at an exercise price of $2.55 per Share, subject to adjustment in certain circumstances, for a period of 36 months from the Closing Date (as defined below).

Pursuant to the LIFE Offering, the Company intends to issue 4,878,048 LIFE Units at a price of $2.05 (the “Offering Price”) per LIFE Unit, for gross proceeds of approximately $10 million. Pursuant to the Private Placement, the Company intends to issue 4,878,048 Special Warrants at the Offering Price, for gross proceeds of approximately $10 million. If, at any time following the closing of the Offering, the daily volume weighted average trading price of the Shares on the NEO Exchange (the “Exchange”) is greater than $5.55 per Share for the preceding 10 consecutive trading days, the Company shall have the right to accelerate the expiry date of the Warrants to a date that is at least 30 trading days following the date of written notice to warrant holders of such acceleration.

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The Offering has been structured to take advantage of the listed issuer financing exemption from prospectus requirements (the “Exemption”) in Part 5A of National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”), whereby shares issued pursuant to the Exemption are freely tradeable listed equity securities not subject to any hold period (see below). The LIFE Offering will be conducted in all the provinces of Canada, except Ontario and Québec, under the Exemption, for aggregate gross proceeds up to $10 million. The Private Placement will be conducted in all the provinces of Canada, except Ontario and Québec, pursuant to available exemptions from prospectus requirements in NI 45-106, other than the Exemption, for aggregate gross proceeds up to $10. Both the LIFE Offering and the Private Placement may be conducted in the United States pursuant to exemptions from the registration requirements under Rule 144A and/or Regulation D of the United States Securities Act of 1933, as amended (the “1933 Act”), subject to receipt of all necessary regulatory approvals, and in those other jurisdictions outside of Canada and the United States provided it is understood that no prospectus filing or comparable obligation arises in such other jurisdiction. The LIFE Units will not be subject to resale restrictions pursuant to applicable Canadian securities laws. The Equity Units will be subject to a statutory hold period of four months in accordance with applicable Canadian securities laws.

In connection with the Offering, the Company will (i) pay to the Underwriters and the Agents a cash commission equal to 7.0% (reduced to 2.0% in respect of sales to certain purchasers comprising a “president’s list” (the “President’s List”)) of the gross proceeds of the Offering; (ii) pay to certain finders a cash fee equal to 5.0% of the gross proceeds of sales to purchasers comprising the President’s List; (iii) issue to the Underwriters and the Agents that number of compensation warrants (the “Compensation Warrants”) as is equal to 7.0% (reduced to 2.0% in respect of the President’s List) of the gross proceeds of the Offering divided by the Offering Price; and (iv) issue to certain finders that number of Compensation Warrants equal to equal to 5.0% of the number of Units sold to purchasers comprising the President’s List. In addition, the Company will pay a corporate finance fee in connection with the Offering as follows: (a) a cash fee of $100,000 payable to the Underwriters and the Agents; (b) a cash fee payable to TriView Capital Ltd. (“TriView”) equal to 1.0% of the gross proceeds of the Offering; and (c) a fee payable to TriView to be satisfied through the issuance of that number of Compensation Warrants as is equal to 1.0% of the gross proceeds of the Offering divided by the Offering Price Each Compensation Warrant will be exercisable into one Unit at the Offering Price for a period of 36 months following the Closing Date.

There is an offering document relating to the LIFE Offering (the “Offering Document”) that can be accessed under the Company’s profile at www.sedar.com and on the Company’s website at verses.ai. Prospective investors should read the Offering Document before making an investment decision.

The net proceeds of the Offering will be used for business development, general working capital, and other general corporate purposes as described in the Offering Document.

The Offering is anticipated to close on or about July 4, 2023 (the “Closing Date”) and completion of the Offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Exchange.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the 1933 Act or under any U.S. state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act, and applicable U.S. state securities laws.

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About VERSES

Verses is a cognitive computing company specializing in next-generation Artificial Intelligence. Modeled after natural systems and the design principles of the human brain and the human experience, Verses flagship offering, GIA™, is an Intelligent Agent for anyone powered by KOSM™, a network operating system enabling distributed intelligence. Built on open standards, KOSM transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn, and Twitter.

On Behalf of the Company

Gabriel René

Verses AI Inc.

Co-Founder & CEO

press@verses.io

Media and Investor Relations Inquiries

Leo Karabelas

Focus Communications

President

info@fcir.ca

416-543-3120

Cautionary Note Regarding Forward-Looking Statements

When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although Verses believes, in light of the experience of their respective officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because the parties can give no assurance that such statements will prove to be correct. The forward-looking statements and information in this press release include, among others, the Company’s ability to complete the Offering on the terms announced or at all and the use of proceeds of the Offering. Such statements and information reflect the current view of Verses. There are risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause Verses actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others: the ability of the Company to complete the Offering on the terms announced or at all and the ability of the Company to use the proceeds of the Offering as announced or at all; currency fluctuations; limited business history of the parties; disruptions or changes in the credit or security markets; results of operation activities and development of projects; project cost overruns or unanticipated costs and expenses; and general development, market and industry conditions. The Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of its securities or its financial or operating results (as applicable).

Verses cautions that the foregoing list of material factors is not exhaustive. When relying on Verses’ forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Verses has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Verses as of the date of this press release and, accordingly, are subject to change after such date. Verses does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this press release.

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